FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of March, 2005


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: March 21, 2005

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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            21 March, 2005, Director Shareholding

Exhibit 99


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

UNILEVER PLC


2) Name of director

ALL DIRECTORS IN COMMON WITH ALL EMPLOYEES OF UNILEVER PLC


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

SHARES HELD BY UNILEVER EMPLOYEE SHARE TRUST (JERSEY)


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

GREENWOOD NOMINEES LIMITED ACCOUNT NO: 438308


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

NO


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

EXERCISE OF SHARESAVE OPTIONS BY SCHEME PARTICIPANTS


7) Number of shares/amount of
stock acquired

N/A


8) Percentage of issued class

N/A


9) Number of shares/amount
of stock disposed

 i. 918
ii. 11,827

Total 12,745


10) Percentage of issued class

NEGLIGIBLE


11) Class of security

ORDINARY 1.4P SHARES


12) Price per share

 i. 514.00p
ii) 425.00p


13) Date of transaction

 i. 14 March 2005
ii. 18 March 2005


14) Date company informed

18 March 2005


15) Total holding following this notification

48,678,345


16) Total percentage holding of issued class following this notification

1.672%


If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A


18) Period during which or date on which exercisable

N/A


19) Total amount paid (if any) for grant of the option

N/A


20) Description of shares or debentures involved: class, number

N/A


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A


22) Total number of shares or debentures over which options held following this notification

N/A


23) Any additional information

N/A


24) Name of contact and telephone number for queries

JOANNE MCDONALD 020 7822 5860


25) Name and signature of authorised company official responsible for making this notification

ALISON DILLON - DEPUTY SECRETARY


26)Date of Notification

21 March 2005